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11/29/13

[redacted]

SECL 13026185 SSION

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SEC Mail Processing Section
NOV 27 2013
Washington DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14497 N. Dale Mabry Hwy. Suite 215
(No. and Street)

Tampa	FL	33618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. Cole, Chief Financial Officer — 813-264-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

600 W. Dr. Martin Luther King, Jr. Blvd.	Plant City	FL	33563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH
4/19

OATH OR AFFIRMATION

I, David S. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., a Florida Corporation, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
GEORGE G. HARRINGTON, JR.
MY COMMISSION # EE 041483
EXPIRES: December 2, 2014
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALTON & ASSOCIATES, INC.
TAMPA, FL
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

Raulerson
& Company, P.A.

CALTON & ASSOCIATES, INC.
TAMPA, FL
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

CALTON & ASSOCIATES, INC.
AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

TABLE OF CONTENTS

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Business Navigation

Raulerson & Company, P.A.
Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Calton & Associates, Inc.

We have audited the accompanying statements of financial condition of Calton & Associates, Inc. (a Florida corporation) as of September 30, 2013 and 2012, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson + Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 22, 2013

FINANCIAL STATEMENTS

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2013 AND 2012

ASSETS

	2013	2012
ASSETS		
Cash	$ 3,444,138	$ 3,070,082
Receivables:		
Clearing agent	108,477	60,174
Commissions	372,251	356,820
Notes & other	79,331	54,100
Inventory	18,125	-
Property & equipment, net of accumulated depreciation	40,583	49,305
Deferred tax asset	181,068	108,690
Prepaid expenses	74,907	60,369
Deposits	292,022	299,583
Total Assets	$ 4,610,902	$ 4,059,123

LIABILITIES AND SHAREHOLDERS' EQUITY

	2013	2012
LIABILITIES		
Accounts payable	$ 18,119	$ 38,604
Accrued expenses:		
Clearing agent	18,125	-
Commissions & wages	1,557,689	1,262,521
Profit sharing	181,416	158,348
Income taxes payable	3,441	9,105
Other accrued expenses	678,518	466,558
Total Liabilities	2,457,308	1,935,136
SHAREHOLDERS' EQUITY		
Common stock:		
Class A: Voting and participating stock, no par; authorized 37,500,000 shares, issued and outstanding 3,240,400 shares.	324	1,250
Class B: Non-voting and participating stock, no par; authorized 37,500,000 shares, issued and outstanding 2,119,600 shares.	212	1,250
Additional paid in capital	-	252,460
Treasury stock	-	(4,359,155)
Retained earnings	2,153,058	6,228,182
Total Shareholders' Equity	2,153,594	2,123,987
Total Liabilities and Shareholders' Equity	$ 4,610,902	$ 4,059,123

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	2013	2012
INCOME:		
Commissions on customer trading in:		
Direct participation	$ 6,313,259	$ 3,907,730
Investment company shares	2,914,627	1,665,912
Insurance products	3,385,429	2,139,309
Municipal bonds	1,438,338	1,326,556
Other commissions	4,648,683	4,718,987
Investment advisory fees	3,309,197	1,101,777
Firm trading and investment gains	688,555	534,933
Dividend and interest income	299,705	421,948
Due diligence & other income	2,656,785	1,494,167
Total income	25,654,578	17,311,319
EXPENSES:		
Representatives' commissions and overrides	20,589,452	13,962,988
Clearing charges	725,851	381,981
Salaries and employee benefits	2,184,802	1,706,747
Communications expense	46,229	50,583
Occupancy and equipment costs	163,290	162,629
Other operating expenses	1,710,368	831,864
Depreciation and amortization	11,945	16,522
Taxes other than income	128,353	113,545
Total expenses	25,560,290	17,226,859
Income before provision for income taxes	94,288	84,460
Income tax expense	44,580	36,339
Net Income	$ 49,708	$ 48,121

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	CAPITAL STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	RETAINED EARNINGS
Balance at September 30, 2011	$ 2,500	$ 252,460	$ (4,359,155)	$ 6,200,161
Dividends Declared	-	-	-	(20,100)
Net income for the year ended September 30, 2012	-	-	-	48,121
Balance at September 30, 2012	$ 2,500	$ 252,460	$ (4,359,155)	$ 6,228,182
Retirement of common stock	(1,964)	-	-	(536)
Retirement of treasury stock	-	(252,460)	4,359,155	(4,104,196)
Dividends Declared	-	-	-	(20,100)
Net income for the year ended September 30, 2013	-	-	-	49,708
Balance at September 30, 2013	$ 536	$ 0	$ 0	$ 2,153,058

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 49,708	$ 48,121
Adjustments to reconcile net income:		
Depreciation and amortization	11,945	16,522
Loss (gain) on sale of assets	1,625	-
(Increase) decrease in:		
Clearing agent receivable	(48,304)	10,072
Commissions receivable	(15,431)	85,276
Intangible assets	-	3,333
Other receivables	(25,231)	55,754
Securities for sale	(18,125)	-
Income tax receivable	-	24,931
Deferred tax asset	(72,378)	(32,988)
Prepaid expenses	(14,538)	(43,978)
Deposits	7,561	(11,061)
Increase (decrease) in:		
Accounts payable	(20,485)	18,242
Income tax payable	(5,664)	9,105
Other accrued expenses	548,321	(115,916)
Net cash (used for) provided by operating activities	399,004	67,413
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(4,848)	(12,948)
Net cash provided (used) by investing activities	(4,848)	(12,948)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends	(20,100)	(20,100)
Net cash provided by (used in) financing activities	(20,100)	(20,100)
Increase (decrease) in cash and cash equivalents	374,056	34,365
Cash and cash equivalents - beginning of the year	3,070,082	3,035,717
Cash and cash equivalents - end of the year	$ 3,444,138	$ 3,070,082

See accompanying auditors' report and notes to financial statements.

CALTON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

SUPPLEMENTAL CASH FLOW DISCLOSURES:

	2013	2012
Cash paid/(received) during the year for:		
Income taxes - net	$ 104,412	$ 35,291
Interest	$ 0	$ 0

See accompanying auditors' report and notes to financial statements

CALTON & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2013 AND 2012

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Headquartered in Tampa, Florida, Calton & Associates, Inc. is a registered securities broker-dealer, a member of the Financial Industry Regulatory Authority (FINRA) and a Registered Investment Advisory firm with the Securities and Exchange Commission. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities and insurance products through a network of independent branches in various states.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, Calton & Associates, Inc. maintains it's books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. The resulting commissions and clearing agent receivables are deemed to be fully collectible.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is not eligible to defer the implementation of FIN 48. Therefore, it recognizes and measures its unrecognized tax benefits in accordance with FIN 48. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when a event occurs that requires a change.

Compensated Absences

Compensated absences are provided to non-commissioned employees only. Due to their immaterial nature they are expensed when paid.

NOTE 3: RESTRICTED CASH AND INVESTMENTS

At September 30, 2013, there was restricted cash of $1,210,068 and no restricted investments held in an account at Southwest Securities. The account collateralizes securities trading and inventory accounts.

NOTE 4: INVESTMENTS

Investments are comprised of securities held-to-maturity and trading securities.

Securities Held-to-Maturity

Debt securities held-to-maturity are carried at the lower of cost or market. At September 30, 2013 there are no securities held-to-maturity.

Trading Securities

Trading securities are comprised of equity securities carried at their fair value. Unrealized gains and losses are included in earnings in the period they arise. At September 30, 2013, the company held no trading securities.

NOTE 5: INVENTORY

Inventory represents debt securities available for sale to customers with maturity dates ranging from zero to over twenty years and are carried at fair value. At September 30, 2013 there were no material differences between cost and fair value. At September 30, 2012 no inventory was held.

NOTE 6: FURNITURE, EQUIPMENT, AND IMPROVEMENTS

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using the estimated life of the asset, generally five to seven years. The modified accelerated costs recovery system (MACRS) and asset-expensing provisions of code section 179 are utilized for income tax reporting purposes.

Major categories by costs are as follows:

	2013	2012
Equipment	$ 101,650	$ 108,303
Furniture	54,526	52,676
Improvements	8,293	8,293
Accumulated depreciation	(123,887)	(119,967)
	$ 40,583	$ 49,305

NOTE 7: RELATED PARTY TRANSACTIONS

The company has a policy of charging back to the branches a portion of incurred legal and settlement costs attributable to the branch. The agreements between the branches and the Company provides for monthly deductions from commission payments. In addition, the Company provided forgivable loans to two branches for transition assistance. The agreement does not provide for interest on the outstanding balance. At September 30, 2013 and 2012, amounts due the company under the agreements were $76,831 and $31,457 respectively.

NOTE 8: DEPOSITS

At September 30, deposits consist of the following:

	2013		2012	
Clearing agent deposits	$	280,003	$	275,003
Regulatory deposit		3,452		16,013
Rent		7,500		7,500
Other		1,067		1,067
Total	$	292,022	$	299,583

NOTE 9: PROFIT SHARING

The Company has established a qualified profit-sharing retirement plan that covers substantially all full time employees. Contributions totaling $181,416 for 2013 and $158,348 for 2012 represent the lesser of the maximum contribution allowed or 11% of participant compensation.

NOTE 10: INCOME TAXES

At September 30, 2013, the financial statements reflected income taxes currently payable of $3,441 and a deferred tax asset of $181,068. At September 30, 2012, the financial statements reflected income taxes currently receivable of $0.00 and a deferred tax asset of $108,690. The deferred tax asset represents the estimated future tax consequences resulting from differences in book and tax depreciation methods, and limitations on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes. See Note 11 regarding accrued legal and settlement costs.

The components of income tax expense are as follows:

	2013			
	Federal		State	
Current expense (benefit)	$	88,364	$	28,594
Deferred expense (benefit)		(72,378)		-
Income tax expense (benefit)	$	15,986	$	28,594

NOTE 10: INCOME TAXES CONTINUED

	2012	
	Federal	State
Current expense (benefit)	$ 37,646	$ 31,681
Deferred expense (benefit)	(32,988)	-
Income tax expense (benefit)	$ 4,658	$ 31,681

NOTE 11: COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under a non-cancelable operating lease for the rental of office space. The lease expires in April 2015. Rent expense under the lease totaled $149,067 and $158,251 for 2013 and 2012, respectively. At September 30, 2013 the aggregate liability remaining under the lease is as follows:

2013	$ 34,377
2014	140,068
2015	47,116
	$ 221,561

At September 30, 2013, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $497,000. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $497,000 under the caption "other accrued expenses".

At September 30, 2013 customer margin balances totaled $5,477,625.

NOTE 12: TREASURY STOCK

On December 31, 2012, the Company retired the outstanding treasury stock of $4,359,155. At September 30, 2012, treasury stock consisted of 925.26 shares of class A and 1,038.04 shares of class B redeemed by the Company at a total cost of $4,359,155.

NOTE 13: CONCENTRATION OF CREDIT RISK

The Company maintains substantial cash balances with the clearing agent and at one financial institution. Cash balances at the financial institution are insured by The Federal Deposit Insurance Corporation up to a maximum of $250,000. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 14: CLEARING AGENT

The Company utilizes the services of Southwest Securities, Inc., a wholly owned subsidiary of Southwest Securities Group, Inc., and National Financial Services, LLC, for all transactions requiring the use of a clearing agent. Southwest Securities Group, Inc. is a publicly held company located in Texas. National Financial Services LLC, is a limited liability company organized in the state of Delaware.

NOTE 15: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2013, the Company had net capital of $1,632,114, representing an excess over required net capital of $1,382,114. The ratio of aggregate indebtedness to net capital was 149% and 113% at September 30, 2013 and 2012, respectively.

NOTE 16: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of filing.

NOTE 17: COMMON STOCK SPLIT

On December 31, 2012, the Company's Class A and Class B common stock was split 10,000 to 1 and converted to no par from $1 par for each class.

SUPPLEMENTARY SCHEDULES

CALTON & ASSOCIATES, INC.
SCHEDULES OF COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012

	2013	2012
Ownership equity	$ 2,123,987	$ 2,095,966
Net income (loss)	49,708	48,121
Dividends	(20,100)	(20,100)
Adjusted net worth	2,153,595	2,123,987
Subordinated loans	-	-
Total available capital	2,153,595	2,123,987
Non-allowable assets and other deductions	(519,191)	(405,539)
Tentative net capital	1,634,404	1,718,448
Less haircuts:		
Federal, State, and Municipal securities	2,290	-
Total haircuts	2,290	-
Net capital	1,632,114	1,718,448
Minimum net capital	(250,000)	(250,000)
Excess net capital	$ 1,382,114	$ 1,468,448
Aggregate indebtedness	$ 2,439,182	$ 1,935,136
Ratio of aggregate indebtedness to net capital	149%	113%

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15C3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2013

Amount held on deposit in "reserve bank account", including value of qualified securities at end of reporting period.	$ -

There is no material difference between the computation for determination of reserve requirements under rule 15c3-3 included with the financial statements reported on by the independent auditor and the computation previously filed by the broker or dealer in the unaudited FOCUS report.

See independent auditors' report.

CALTON & ASSOCIATES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE COMMISSION
SEPTEMBER 30, 2013

1) Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B.	$ 0
A) Number of items	0
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control has not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C, and D	$ 0
A) Number of items	0

See independent auditors' report.

CALTON & ASSOCIATES, INC.
SCHEDULE OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
SEPTEMBER 30, 2013

Net capital per FOCUS report	$ 1,591,058
Net statement of financial condition impact of audit adjustments	27,232
Net statement of operations impact of audit adjustments	13,824
Net capital per supplementary schedule	$ 1,632,114

See independent auditors' report.

REQUIRED REPORTS

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Raulerson & Company, P.A.
Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In planning and performing our audit of the financial statements of Calton & Associates, Inc. (a Florida Corporation), for the year ended September 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 22, 2013

Raulerson & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
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INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2013, which were agreed to by Calton & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Calton & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Calton & Associates Inc.'s management is responsible for the Calton & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 22, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **9/30/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038635 FINRA SEP
CALTON & ASSOCIATES INC
14497 N DALE MABRY HWY STE 215
TAMPA FL 33618-2047

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 44,515

B. Less payment made with SIPC-6 filed (**exclude interest**) (21,784)
4/24/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 22,730

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 22,730

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 22,730

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Calton & Associates Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of November, 2013.

V.P. Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **10/1/2012**
and ending **9/30/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 25,654,577
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,640,440
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	700676
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	409219
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	59,168
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 39,129	
Enter the greater of line (i) or (ii)	39129
Total deductions	7,848,633
2d. SIPC Net Operating Revenues	$ 17,805,944
2e. General Assessment @ .0025	$ 44515

(to page 1, line 2.A.)

CALTON & ASSOCIATES, INC.
TAMPA, FL
SIPC ASSESSMENT RECONCILIATION
SEPTEMBER 30, 2013

CALTON & ASSOCIATES, INC.
TAMPA, FL
SIPC ASSESSMENT RECONCILIATION
SEPTEMBER 30, 2013

CALTON & ASSOCIATES, INC.
SIPC ASSESSMENT RECONCILIATION

SEPTEMBER 30, 2013

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Raulerson & Company, P.A.

Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of and Shareholders of
Calton & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2013, which were agreed to by Calton & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Calton & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Calton & Associates Inc.'s management is responsible for the Calton & Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson + Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
November 22, 2013

Calton Associates, Inc.
Schedule of SIPC Payments made during the Fiscal Year ended 9/30/2013

Vendor	Address	Date	Payment Amount	Applies to Period Ended
SIPC	PO Box 92185, Washington DC 20090-2185	11/8/12	16,602.00	9/30/2012
SIPC	PO Box 92185, Washington DC 20090-2185	12/10/12	1,242.00	9/30/2012
			17,844.00	
SIPC	PO Box 92185, Washington DC 20090-2185	4/24/13	21,784.00	9/30/2013
SIPC*	PO Box 92185, Washington DC 20090-2185	11/21/13	22,730.00	9/30/2013
			44,514.00	

* made post fiscal year end